Exhibit 99.11
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED AUGUST 31, 2010
The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), for the three-month and nine-month periods ended August 31, 2010, as compared to the three-month and nine-month periods ended August 31, 2009. This view contains information that the Company believes may affect its prospective financial condition, cash flows and results of operations. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto as at August 31, 2010, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2009. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
The Company’s growth strategy is centered upon the development of tesamorelin. In late 2008, Theratechnologies entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, Darmstadt, Germany, for the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. The principal strategic objective of Theratechnologies is to obtain regulatory approval for tesamorelin in the United States in this indication and good progress was made by participating in the U.S. Food and Drug Administration (“FDA” or the “Agency”) Endocrinologic and Metabolic Drugs Advisory Committee. On May 27, 2010, the Committee recommended by a 16 to 0 unanimous vote that tesamorelin be granted marketing approval by the FDA for this indication. Although advisory committees provide their recommendations, the decision on marketing approval is made by the Agency. Theratechnologies expects a final decision from the Agency on the approval of tesamorelin in the United States during the fourth quarter 2010. Should tesamorelin be approved, the Company expects to receive regulatory milestone payments, royalties and additional milestone payments from sales of tesamorelin by EMD Serono in the United States.
Concurrent with advancing the regulatory process, Theratechnologies has begun building inventory in preparation for the launch of tesamorelin in the United States by EMD Serono, upon its approval by the FDA. In the coming months, the Company will continue building inventory.
In light of a lower expense level and cost control measures, the Company anticipates that the adjusted burn rate for 2010 will be between $22,000,000 and $23,000,000, and thus will be less than the initially forecasted adjusted burn rate of $24,000,000.
Revenues
Consolidated revenues for the three-month period ended August 31, 2010, amounted to $2,152,000, compared to $13,148,000 for 2009. For the nine-month period ended August 31, 2010, consolidated revenues were $6,673,000, compared to $17,474,000 for the same period in 2009. The higher revenues in 2009 are due to the receipt in the third quarter of a milestone payment of $10,884,000 associated with the FDA’s agreement to review the New Drug Application (“NDA”) for tesamorelin, pursuant to the collaboration and licensing agreement with EMD Serono.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

The initial payment received upon the closing of the agreement with EMD Serono of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information. For the three-month period ended August 31, 2010, an amount of $1,711,000 ($1,712,000 for the same period in 2009) was recognized as revenue related to this transaction, while an amount of $5,134,000 was recognized as revenue related to this transaction for the nine-month period ($4,849,000 for the same period in 2009). At August 31, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $15,403,000.
R&D Activities
Research and development (“R&D”) expenses, before tax credits, totaled $2,930,000 for the third quarter of 2010, compared to $5,681,000 in 2009. For the nine-month period ended August 31, 2010, R&D expenses were $11,298,000 compared to $17,692,000 for the same period in 2009, a decrease of 36.1%. The R&D expenses incurred in the third quarter of 2010 are mainly related to the pursuit of the regulatory filing for tesamorelin with the FDA. The expenses incurred in the third quarter of 2009, in addition to expenses related to the pursuit of the regulatory filing described above, included a non-recurring charge of $1,395,000 related to a write-down of research supplies produced in order to obtain stability data and to validate the manufacturing process for commercial purposes, as required by the FDA. The expenses incurred in the nine-month period ended August 31, 2009, also included costs associated with completing the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy.
Other Expenses
For the third quarter of 2010, general and administrative expenses amounted to $2,225,000, compared to $1,337,000 for the same period in 2009. For the nine-month period ended August 31, 2010, general and administrative expenses amounted to $6,083,000, compared to $5,515,000 for the same period in 2009. The higher expenses in the third quarter of 2010 are principally due to professional fees associated with the recruitment of the new President and Chief Executive Officer, variations in stock-based compensation expenses, and foreign exchange rate fluctuations. The higher expenses in the nine-month period are principally due to heightened communication activities related to the FDA Advisory Committee meeting as well as an increase in other administrative expenses partially offset by a reduction in the loss on foreign exchange. The expenses for the nine-month period ending August 31, 2009, include the costs associated with revising the Company’s business plan.
For the third quarter of 2010, the cost of sales, an amount related to the production of tesamorelin, totaled $120,000. There were no costs related to the production of tesamorelin for the corresponding period in 2009.
Selling and market development expenses amounted to $521,000 for the third quarter of 2010, compared to $495,000 for the same period in 2009. For the nine-month period ended August 31, 2010, selling and market development expenses amounted to $1,901,000, compared to $1,516,000 for the same period in 2009. The increase in the selling and market development expenses is principally due to business development and market research studies for countries other than the United States. These expenses also include activities associated with the management of the agreement with EMD Serono.
Net Results
Taking into account the revenues and expenses described above, the Company recorded a third quarter net loss of $3,277,000, representing $0.05 per share, compared to a net earning of $5,824,000, representing $0.10 per share for the same period in 2009. For the nine-month period ended August 31, 2010, the net loss was $12,367,000, representing $0.20 per share, compared to a net loss of $10,360,000, representing $0.17 per share for the same period in 2009.

The net loss in the third quarter of 2010 includes revenue of $1,711,000 related to the agreement with EMD Serono. Excluding this item, the adjusted net loss amounted to $4,988,000 in 2010, a decrease of 26.3% compared to the same period in 2009. For the nine-month period, the net loss includes revenue and costs related to the agreement with EMD Serono. Excluding those items, the adjusted net loss amounted to $17,501,000, compared to $21,824,000 for the same period in 2009, a decrease of 19.8%.
Financial Position
At August 31, 2010, liquidities, which include cash and bonds, amounted to $43,419,000, and tax credits receivable amounted to $514,000, for a total of $43,933,000.
Taking into account the revenues and expenses described above, for the three-month period ended August 31, 2010, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $2,629,000, compared to a cash flow of $6,186,000 in 2009. Excluding the revenue and costs related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,340,000 for the quarter ended August 31, 2010, compared to $6,410,000 for the third quarter of 2009, a decrease of 32.3%.
For the nine-month period ending August 31, 2010, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $10,877,000 compared to $9,214,000 for the same period in 2009. Excluding the revenue and costs associated with the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $16,011,000, compared to $20,678,000 for the corresponding period in 2009, representing a decrease of 22.6%.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters. This information has been restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
(in thousands of Canadian dollars, except per share amounts)

			2010				2009	2008

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$2,152	$2,226	$2,295	$2,246	$13,148	$2,317	$2,009	$616
Net (loss) earnings	$(3,277)	$(4,823)	$(4,267)	$(4,698)	$5,824	$(5,430)	$(10,754)	$(15,145)
Basic and diluted (loss) earnings per share	$(0.05)	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)

As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Non-GAAP Measures
The Company uses measures that do not conform to Canadian GAAP to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results.

Definition and Reconciliation of Non-GAAP Measures
In order to measure performance from one period to another, without accounting for changes related to the impact of revenues and costs associated with the collaboration and licensing agreement with EMD Serono, Management uses adjusted net loss and adjusted burn rate from operating activities before changes in operating assets and liabilities. These items are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends in the Company’s operating performance. The exclusion of these items does not necessarily indicate that they are non-recurring.
(in thousands of Canadian dollars)

	August 31st		August 31st
	(3 months)		(9 months)
Adjusted net loss	2010	2009	2010	2009
(Net loss) net earnings per the financial statements	$(3,277)	$5,824	$(12,367)	$(10,360)

Adjustments:

Revenue associated with a collaboration and licensing agreement (note 7 to the consolidated financial statements)	(1,711)	(12,596)	(5,134)	(15,733)
Costs associated with collaboration and licensing agreement	—	—	—	4,269

Adjusted net loss	$(4,988)	$(6,772)	$(17,501)	$(21,824)

	August 31st		August 31st
	(3 months)		(9 months)
Adjusted burn rate before changes in operating assets and liabilities	2010	2009	2010	2009
(Burn rate) cash flow before changes in operating assets and liabilities, per the financial statements	$(2,629)	$6,186	$(10,877)	$(9,214)

Adjustments:

Revenue associated with a collaboration and licensing agreement (note 7 to the consolidated financial statements)	(1,711)	(12,596)	(5,134)	(15,733)
Costs associated with collaboration and licensing agreement	—	—	—	4,269

Adjusted burn rate before changes in operating assets and liabilities	$(4,340)	$(6,410)	$(16,011)	$(20,678)

Contingency
On July 26, 2010, the Company received a motion of authorization to institute a class action against the Company and certain of its executive officers (the “Motion”). The Motion was filed in the Superior Court of Quebec, district of Montreal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose a material change. The Company is of the view that the allegations contained in the motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position. As of October 11, 2010, the motion has not yet been heard by the Superior Court of Quebec.
New Accounting Policies
In February 2008, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada, as used by public companies, will converge with International Financial Reporting Standards (“IFRS”), for financial periods beginning on and after January 1, 2011 with the option to early adopt IFRS upon receipt of approval from the Canadian Securities regulatory authorities.

The Company’s mandatory changeover from current Canadian GAAP to IFRS applies to the fiscal year beginning December 1, 2011. However, the Company plans to file an exemption with the Canadian securities regulatory authorities to early adopt IFRS beginning December 1, 2009, the change over date. The Company intends to file its November 30, 2010 financial statements under IFRS with December 1, 2008 being the proposed transition date. Should the exemption be granted, the comparative annual period for fiscal 2009 will be restated under IFRS as will all quarterly filings for 2009 and 2010. The following discussion provides further information about the Company’s IFRS convergence activities.
Management of IFRS Convergence Project
Management has evaluated its overall readiness for transition from GAAP to IFRS, including the readiness of its staff, Board of Directors and Audit Committee and has determined that the Company is adequately prepared for the conversion to IFRS.
The Company has established a formal project plan and a detailed timetable to manage the transition. It has also allocated substantial internal resources and is working with its auditors to ensure a timely and accurate conversion. The conversion project is being monitored by senior members of the finance team which report regularly to the Audit Committee and the Board of Directors on the progress of the convergence project through meetings and communication. The Company is currently on schedule with its plan.
Conversion Plan
The Company’s IFRS convergence project includes four steps: diagnostic and planning, detailed analysis, design, and implementation, which in certain cases will occur concurrently as IFRS is applied to specific areas.
Phase One: Diagnostic and Planning — This phase involves establishing a transition plan to IFRS and the initial identification of differences between Canadian GAAP and IFRS.
Phase Two: Detailed Analysis — This phase involves a comprehensive assessment of the differences between the Company’s current accounting policies and the requirements of IFRS in order to evaluate the impact on the Company. In addition, as part of the detailed analysis, the Company identifies training requirements, and determines eventual changes to business processes and information systems.
Phase Three: Design — This phase consists of an analysis of the available accounting options under IFRS, notably the exceptions, exemptions and actual accounting policy choices available for the transition and the preparation of draft IFRS financial statements and accompanying notes. In addition, it is during this phase that changes to the business processes and the information systems are designed.
Phase Four: Implementation — This phase involves implementing changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and the impact on taxation, parallel accounting under Canadian GAAP and IFRS and preparing detailed reconciliations between Canadian GAAP and IFRS financial statements.
Conversion Progress
At the date of preparing this MD&A, the Company has met the key milestones of the project plan, including the completion of the diagnostic and detailed analysis phases, and has made significant progress in the completion of the design phase.
Though IFRS uses a conceptual framework similar to Canadian GAAP, there are still significant differences in recognition, measurement and the disclosure of information. Based on the comparative analysis of the current IFRS with Canadian GAAP, upon which the Company’s accounting practices are now based, the Company has identified a number of differences and impacts which are discussed below. The list should not be interpreted as a comprehensive list of changes, it highlights those areas of accounting differences that the Company currently believes are to be the most significant upon conversion to IFRS.
IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”)
The adoption of IFRS requires application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS and outlines that, in general, an entity applies the principles under IFRS retrospectively with adjustments arising on conversion from Canadian GAAP to IFRS being directly recognized in retained earnings as of the beginning of the first comparative financial statements presented. In this case, the Company will restate its comparative 2009 financial statements for annual and interim periods to be in accordance with IFRS and will reconcile equity and net earnings from the previously reported fiscal 2009 GAAP amounts to the restated 2009 IFRS amounts.
IFRS also provides certain optional exemptions from retrospective application of certain IFRS requirements as well as mandatory exceptions which prohibit retrospective application of standards.
The Company elected to take the following IFRS 1 optional exemptions:
Fair value or revaluation as deemed cost — IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. The Company plans to retain the historical basis as cost and forego of the option to use fair value as deemed cost.
Share-based payments — IFRS 1 encourages application of IFRS 2, Share-based payment provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that were not vested by the transition date. The Company will apply IFRS 2 only to equity instruments granted after November 7, 2002 that were not vested by December 1, 2008.
Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment — IFRS 1 allows for either the retroactive adoption or prospective adoption from the transition date of IFRIC 1, Changes in existing decommissioning, restoration and similar liabilities. The Company plans to prospectively apply this standard, as the case may be.
Further optional exemptions are provided under IFRS 1. However, the Company does not believe these exemptions will impact its adoption of IFRS. Hindsight is not permitted to create or revise estimates. Estimates previously made by the Company under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.
IFRS 2, Share-based Payments (“IFRS 2”)
Under IFRS, when stock option awards vest gradually, each tranche is to be considered as a separate award, while under Canadian GAAP, companies can make a policy choice to consider gradually vested tranches as a single award. Similarly, the IFRS standard requires that forfeiture estimates be established at the time of the initial fair value assessment of share-based payments rather than to account for the forfeitures as they occur. Therefore, the compensation expense will have to be recognized over the expected term of each tranche and take into account the impact of the differences in accounting for forfeitures. The Company has performed its preliminary calculation and concluded that an adjustment of approximately $200,000 will be recorded at the proposed transition date.
IAS 36, Impairment (“IAS 36”)
Under Canadian GAAP standards for impairment of non-financial assets, for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carrying value. The Company will assess as of the transition date whether there are any indicators of impairment at that date. In the event of a possible early adoption, the Company has performed impairment testing as of December 1, 2008 and November 30, 2009 and has concluded that there is no impairment charge under IFRS as of December 1, 2008. No impairment indicators were identified for the period between the transition date and November 30, 2009. IAS 36 also permits the reversal of certain impairment charges where conditions have changed. The Company reviewed past impairment charges and concluded that there was no justification for reversal of past impairment charges.
IAS 1, Presentation of Financial Statement (“IAS 1”)
Financial statement presentation is addressed in conjunction with the related IFRS standards. Certain additional disclosures will be required in the notes to the financial statements and the statement of operations will be modified to reflect either a presentation by nature or by function. The Company is currently working on preliminary IFRS financial statements in accordance with IAS 1, Presentation of Financial Statements which will be completed in the last quarter of 2010.
Other Standards
Based on the results of the comparative analysis of the current IFRS with Canadian GAAP, the Company has also completed its assessment of the following standards and determined that, other than enhanced disclosures, no material adjustments would result regarding:
•	Property plant and equipment

•	Leases

•	Revenue recognition

•	Provisions, contingent assets and contingent liabilities

•	Foreign exchange

•	Intangible assets

•	Inventories

•	Employee benefits
The Company is in the process of completing its analysis of the few remaining potential differences identified, but does not expect material adjustments to be required.
The Company continues to assess the aggregate effect of adopting IFRS, and the relevant changes in accounting policies. Key milestones for the remainder of the year which are in line with the Company’s plan include:
•	Completion of the analysis of relevant accounting policies and standards

•	Completion of the opening transition balance sheet

•	Identifying, documenting and embedding changes to systems, business processes and internal controls, as required

•	Parallel accounting under Canadian GAAP and IFRS

•	Preparation of detailed reconciliations of Canadian GAAP to IFRS financial statements

•	Training programs for the Company’s finance team and other affected parties, as necessary

•	Audit Committee approval of IFRS financial statements
Impact on the Business
The impact of the conversion to IFRS on the Company has been minimal and will therefore result in a limited number of adjustments. The Company’s systems can easily accommodate the required changes. The Company’s internal and disclosure control processes, as currently designed, will likely not require significant modification as a result of its conversion to IFRS. The Company is assessing the impacts of adopting IFRS on its contractual arrangements, and has not identified any material compliance issues to date. The Company is considering the impacts that the transition will have on its internal planning process and compensation arrangements and continues to evaluate the impact of transitioning to IFRS on the communication of its financial results.

Impact on Information Systems and Technology
The transition is expected to have minimal impact on information systems used by the Company. The areas where information systems are most impacted to date are minor modifications to certain general ledger accounts, sub-ledgers and end-user reports to accommodate IFRS accounting adjustments, recording, and heightened disclosures.
Impact on Internal Controls and Disclosure Controls and Procedures
The Company’s internal controls will not be materially affected by the transition to IFRS. The IFRS differences require presentation and process changes to report more detailed information in the notes to the financial statements, but it is not currently expected to lead to many differences in the accounting treatments used by the Company. Disclosure controls and procedures may change due to the transition to IFRS, but the impact is expected to be minimal as well.
Impact on Financial Reporting Expertise
Training and education has been provided to all members of the finance team who are directly affected by the transition to IFRS. IFRS training to other financial staff will be performed as deemed necessary. This training will focus mainly around the process changes required and an overview of the reasons behind the changes from a standards perspective. Considering the minor impact on the Company’s operating results and financial situation, investors and other parties will not be significantly affected by its conversion to IFRS.
Outstanding Share Data
On October 8, 2010, the number of shares issued and outstanding was 60 511 598 while outstanding options granted under the stock option plan were 2 853 638.
Contractual Obligations
There were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
Forward-Looking Information
This MD&A for the third quarter contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA, the receipt of milestone payments and/or royalties under the agreement entered into with EMD Serono, the potential decrease in the adjusted burn rate, and the completion of a conversion plan to IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the risk that the payment of milestones is delayed or not received or that the royalties from the sale of tesamorelin are not received, the risk that unexpected expenses increase the adjusted burn rate, and the risk that the timeline for preparing a conversion plan to IFRS is not met.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States will be successful, unexpected expenses will not result in an adjusted burn rate increase, and the Company will not experience any difficulties in preparing a conversion plan to IFRS.
Consequently, the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this MD&A.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009. This MD&A is dated October 12, 2010, and has been approved by the Audit Committee.